KeyCorp
                                127 Public Square
                               Cleveland, OH 44114


                                                      August 2, 2004

The Victory Institutional Funds
3435 Stelzer Road
Columbus, OH  43219

Ladies and Gentlemen:

    This letter serves as an offer to purchase 100,000 shares of the Institutional Liquid Reserves Fund (the "Fund") (the "Seed Capital Shares") for the sum of one hundred thousand dollars ($100,000.00). This letter will confirm that KeyCorp ("we") is purchasing the Seed Capital Shares for its own account for investment purposes only and not with a view to reselling or otherwise distributing such shares.

    We agree and hereby undertake not to redeem the Seed Capital Shares for a period of two (2) years, unless: (i) we reasonably determine that such redemption is necessary to comply with federal banking regulations; (ii) the Fund's total assets reach $500,000,000; or (iii) you and we agree that the assets of the Fund are sufficient to assure that redemption of the Seed Capital Shares will not have any adverse effects on the Fund. We will provide you with prior written notice of any proposed redemption of Seed Capital Shares during the one year period from the date of purchase.

                                   Sincerely,

                                   _______________________________________

                                   By: /s/ Joseph M. Vayda
                                      ------------------------------------
                                      Name: Joseph M. Vayda
                                      Title: Executive VP, KeyCorp

Accepted and Agreed:

THE VICTORY INSTITUTIONAL FUNDS

By: /s/ Kathleen A. Dennis
   ----------------------------
Name: Kathleen A. Dennis
Title: President